Filed Pursuant to Rule 433

Registration Nos. 333-129157 and 333-129157-01

March 7, 2007

Allstate Life Global Funding Trust 2007-4

Senior Extendible Securities

13 Month Initial Maturity – 5 Year Final Maturity and 1 Month

Summary Term Sheet

Issuer:	Allstate Life Global Funding Trust 2007-4

Funding Agreement Provider:	Allstate Life Insurance Company (“Allstate Life”)

Issue Size:	$750,000,000

Credit Ratings:	Aa2/AA (Stable/Negative)

Base Documentation:	SEC Registered FA-Backed Global Debt Issuance Program

Underwriters:	Sole Bookrunner: Morgan Stanley & Co. Incorporated (Billing & Delivering)
Joint Lead Managers: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.

Counsels:	LeBoeuf, Lamb, Greene & MacRae LLP (Issuer)
Sidley Austin, LLP (Underwriters)

Trade Date:	March 7, 2007

Settlement Date:	March 12, 2007 (T+3)

Initial Maturity Date:	April 4, 2008 (395 calendar days from Trade Date)

Final Maturity Date:	April 3, 2012 (5 years 1 month)

Coupon:

1-month LIBOR plus or minus a spread (as described below) reset and payable monthly (as described below) on an Act/360 day count basis subject to adjustment in accordance with the Modified Following Business Day convention. The first coupon will be based on an interpolated LIBOR rate.

Dates	Coupon

13 Months: March 12, 2007 up to but excluding April 4, 2008

Year 2: April 4, 2008 up to but excluding April 4, 2009

Year 3: April 4, 2009 up to but excluding April 4, 2010

Year 4: April 4, 2010 up to but excluding April 4, 2011

Year 5: April 4, 2011 up to but excluding the Final Maturity Date

1M LIBOR - 3 bps 1M LIBOR - 1 bps 1M LIBOR + 0 bps 1M LIBOR + 2 bps 1M LIBOR + 2 bps

Interest Payment Dates:

The 4th of each month, commencing on April 4th, 2007 subject to adjustment in accordance with the Modified Following Business Day convention, provided that if any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date shall be the immediately succeeding Business Day, except that, if such Business Day is in the succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. However, this convention will not extend beyond any Final Maturity Date. The final Interest Payment Date for the Senior Extendible Securities, or any portion of the Senior Extendible Securities maturing prior to the Final Maturity Date, will be the relevant maturity date and interest for the final Interest Accrual Period will accrue from and including the Interest Payment Date immediately preceding such maturity date to but excluding the relevant maturity date.

The interest rate for the period from the settlement date up to but excluding April 4th, 2007 will be a rate based upon an interpolation of two-week LIBOR and one-month LIBOR, to be determined two LIBOR Business Days prior to the original settlement date.

Extension Option:

A holder of the Extendible Notes may elect to extend the Initial Maturity Date or any later maturity of all such Extendible Notes held by it or a portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof during the Extension Notice Period (as defined below) relating to each Election date (as defined below), so that the maturity thereof will be extended to the date occurring 366 calendar days from the next succeeding month following such Election Date. However, if that 366th calendar day is not a Business Day, the maturity of those Extendible Notes will be extended to the immediately preceding Business Day. If a holder of the Extendible Notes elects to extend the maturity of only a portion of such Extendible Notes, the principal amount of the Extendible Notes not so extended must also have a principal amount of $1,000 or any multiple of $1,000 in excess thereof.

The Election Dates will be the 4th calendar day of each month, beginning on April 4th, 2007, through and including March 4th, 2011 (each, an “Election Date”). In no event will the maturity date of the Extendible Notes be extended beyond the Final Maturity Date.

Extension Notice Period:

From the 5th business day prior to each Election Date, until noon, NYC time, on the Election Date. If the Election Date is not a business day, the Notice Period will be extended until noon, NYC time, on the first business day following the Election Date. Each election will be revocable during each day of the Notice Period until noon, NYC time, on the last business day of the Notice Period relating to the applicable Election Date, at which time such notice will become irrevocable.

Contingent Redemption:

If an investor elects not to extend, the issuer may call that portion of the note, in whole or in part, in increments of $1,000, with not more than 20, nor less than 15 days notice at a redemption price equal to 100% of the principal amount together with accrued and unpaid interest to the applicable contingent redemption date.

Business Day Convention:	Interest Rate Determination Date: London Payment / Reset Date: New York & London

Issue Price:	100%

Authorized Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Settlement & Form of Note:	Book-entry DTC

CUSIP Number(s):

02003MAZ7; if a holder elects not to extend the maturity on all or any portion of the principal amount of the Notes during any Extension Notice Period, a new CUSIP number will be assigned to such Notes.

Allstate Life and Allstate Life Global Funding (“Global Funding”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate Life and Global Funding have filed with the SEC for more complete information about Allstate Life, Global Funding and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allstate Life, Global Funding, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Lehman Brothers, Inc. toll free at 1-866-603-5847 or Merrill Lynch, Pierce, Fenner & Smith toll free at 1-866-500-5408.